American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

February 7, 2011

Tia Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 9, 2010
Form 8-K filed on August 17, 2010
File No. 001-32697

Dear Ms. Jenkins:

Reference is made to the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated December 7, 2010 (the “Comment Letter”), relating to the above-referenced filings, and the Company’s requests, dated December 21, 2010 and January 31, 2011, for an extension of time to respond to the Comment Letter.  The Company respectfully requests a further extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors and auditors of the response to the Comment Letter.

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 3, 2011, the Company appointed John J. Luttrell to serve as the Company’s Executive Vice President and Chief Financial Officer, effective February 7, 2011.  In his capacity as Executive Vice President and Chief Financial Officer, Mr. Luttrell will be involved in preparing the response to the Comment Letter.  Mr. Luttrell will need a reasonable amount of time to review the facts and circumstances surrounding the Comment Letter and to discuss the Comment Letter with the appropriate members of management.  Additionally, he will need time to participate in finalizing the response to the Comment Letter before the response can be submitted to the Commission.

The Company intends to submit its response to the Comment Letter by no later than Monday, February 21, 2011.

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Please contact me at (213) 488-0226, extension 1412 should you require further information.

 Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
	Name:	Glenn A. Weinman
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Dov Charney, Chairman and Chief Executive Officer
John J. Luttrell, Executive Vice President and Chief Financial Officer